Mail Stop 4720

October 14, 2009

Jeffrey L. Cunningham
President and Chief Executive Officer
Athens Bancshares Corporation
Athens Federal Community Bank 401(k) Plan
106 Washington Avenue
Athens, Tennessee 37303

>   **Re: Athens Bancshares Corporation and Athens Federal Community**
>   **Bank 401(k) Plan**
>   **Registration Statement on Form S-1**
>   **Filed September 17, 2009**
>   **File No. 333-161967**

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include an updated consent of the independent auditors in the pre-effective amendment.

2.   Please consider including a "Recent Developments" section in the forepart of the registration statement to update the financial information for any material changes in financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

Prospectus Cover Page

3. Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

4. We note on page 4 that you state that if your pro forma market value at the end of the stock offering period is either below $16,2 million or above $25.1 million, then after consulting with the Office of Thrift Supervision, you may (i) terminate the stock offering and promptly return all funds, with interest; (ii) set a new offering range and give all subscribers the opportunity to confirm, modify or rescind their purchase orders for shares of Athens Bancshares Corporation's common stock; or (iii) take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission. Please revise your cover page to include this information. Additionally, we note that on page 9 of the prospectus, you state that if you intend on selling fewer than 1,515,000 shares or more than 2,412,750 shares, all subscribers will be notified and given the opportunity to confirm, change or cancel shares and if no response is received to this notice, the company will return the subscribers funds promptly with interest at the passbook rate. Please revise the disclosure to resolve the discrepancy.

The Offering Will Not be Taxable to Persons Receiving…, page 8

5. Revise the subheading for this section so that it reflects the qualified opinion provided by your counsel.

Risk Factors, page 13

6. We note your risk factors include phrases such as "there can be no assurances." Please revise to remove such language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

The current economic recession…, page 15

7. Please revise this risk factor to include a discussion of the effect that the economic recession has had on your primary market areas.

Risk Factors, page 13
Additional expenses following the offering…, page 17

8. This risk factor discusses two different risks, in particular the impact of your new equity plans and the impact of new compliance burdens. Since the resulting risks

to a non-affiliated shareholder from these two risks is different, please revise this section to discuss them differently.

The charter and bylaws of Athens Bancshares Corporation and certain regulations may prevent or make more difficult certain transactions, page 19

9.   We note that Section 3 of Article II of your Bylaws states that to be eligible for election, reelection, appointment or reappointment to the Board of Directors, a person must reside within a county in which an office of the Corporation or one of its depository institution subsidiaries is located or in any adjacent county in Tennessee. Please revise this risk factor to address this bylaw provision.

Use of Proceeds, page 24

10.   Please revise the table to include a note explaining the column stating "15% Above Maximum of Offering Price" since it appears that 2,412,750 is more than 15% above 2,085,000 shares.

Subsidiaries, page 46

11.   Please revise to clarify whether the subsidiaries described are subsidiaries of Athens Bancshares Corporation or subsidiaries of Athens Federal Community Bank. Please also revise to describe the development of the business of your subsidiaries. Additionally, please describe in greater detail your relationship with Valley Title Services, LLC.

Executive Compensation, page 77

12.   To the extent that you are planning to pay other equity and non-equity incentive compensation other than that under the equity incentive plan, please revise to discuss.

Transactions with Athens Federal Community Bank, page 82

13.   Please revise to provide information as of the most recent practicable date. Please also revise to include information for the periods specified in Item 404 and in addition, for the two fiscal years preceding the company's last fiscal year. See Instruction 1 to Item 404.

14.   We note that you state that as of June 30, 2009, the outstanding balances of Mr. Millsaps' home equity line of credit and construction loan were $48,000 and $218,000. Please revise to provide the amount outstanding as of the latest practicable date, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. See Item 404(a)(5) of Regulation S-K.

Subscriptions by Executive Officers and Directors, page 84

15.   Please revise your table to include the percentages of ownership based upon the proposed purchases of stock in the offering of each of the directors and executive officers at the minimum of the offering range.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Polices
Transfers of financial assets, page F-10

16.   Please revise your audited financial statements to disclose whether you incur recourse obligations due to normal representations and warranties for the loans you sell. As of each balance sheet date, please quantify the exposure for loan repurchases you may be required to make under the recourse obligations of your representation and warranty provisions. Disclose the amount of repurchases made during each of the years presented, and quantify the gain or loss recorded on those repurchases.

Recent accounting pronouncements, page F-11

17.   We note the following accounting pronouncements were effective for the interim period ended June 30, 2009, and their adoption was not discussed in this footnote:

*   FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" effective for interim and annual reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

*   FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", effective for interim periods ending after June 15, 2009 with earlier adoption permitted for periods ending after March 15, 2009.

*   FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments, effective for interim and annual reporting periods ending after June 15, 2009 and early adoption was permitted for periods ending after March 15, 2009.

    Please revise your filing to discuss how these accounting standards were adopted, including a brief description of the standard, a discussion of the adoption methods allowed and elected by the Company and the impact, if any, that the adoption of these standards had on the financial statements and related disclosures.

Note 3. Securities, page F-14

18.   We note that you were required to adopt FSP FAS 115-2 and FAS 124-2 in the
        quarter ending June 30, 2009. Please revise to include the required footnote
        disclosures related to your adoption of this FSP. At a minimum your revised
        disclosures should address how the Company has adopted the significantly
        revised recognition criteria described in paragraphs 19 to 26 of FSP FAS 115-2
        and FAS 124-2 for determining whether an impairment of a debt security is other
        than temporary. For example, consider including the following disclosure:

        •   How you adopted the new criteria for determining whether an other-than-
             temporary impairment has occurred if you do not intend to sell, but will more
             likely than not be required to sell the security, before the recovery of its
             amortized cost basis. Refer to paragraph 21 of FSP FAS 115-2 and FAS 124-
             2;

        •   How you have adopted the new evaluation criteria that assumes an other-than-
             temporary impairment has occurred for the entire amortized cost of the
             security if the present value of the cash flows expected to be collected is less
             than the amortized basis of the security. Refer to paragraphs 22 and 23 of FSP
             FAS 115-2 and FAS 124-2 ; and

        •   The additional factors to consider when determining whether a credit loss
             exists which include: the historical and implied volatility of the fair value of
             the security, the payment structure of the debt security including non-
             traditional loan terms, and the consideration of recoveries or additional
             declines subsequent to the balance sheet date. Refer to paragraph 25 of FSP
             FAS 115-2 and FAS 124-2.

19.   As a related matter, please revise your footnote disclosure to reconcile the new
        evaluation methodology, which should have been adopted in the second quarter of
        2009, to your conclusion at December 31, 2008 that there were no other-than-
        temporary impairments, partially due to your ability and intent to hold these
        securities for a sufficient time period to recover their amortized cost In preparing
        your revision, please refer to paragraph 7 of FSP FAS 115-2 and FAS 124-2 that
        modifies the assertion in your footnote and to the new recognition criteria in
        paragraphs 19 to 26 of the pronouncement.

Note 16. Fair Value Disclosures, page F-28

20.   We note your disclosure on page F-29 that when an appraised value is not
        available or management determines the fair value of the collateral is further
        impaired below the appraised value and there is no observable market price, the
        Bank records the impaired loan as nonrecurring Level 3. We further note your
        disclosure that all of your impaired loans measured at fair value on a nonrecurring

basis were considered Level 3 at June 30, 2009 and December 31, 2008. Please expand your disclosure to quantify those instances in which you adjusted the appraised value versus those for which you used alternative processes or procedures to determine the fair value of the collateral. Also, please address the following:

- Your disclosure indicates that impaired loans are classified as Level 3 when the fair value of the collateral is further impaired below the current appraised value and there is no observable market price. Please advise us regarding the factors you consider in determining that an appraisal is not determinative of fair value.

- Provide an enhanced discussion of the instances in which you adjusted the appraised value, including substantive reasons to support your conclusion;

- Describe the typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, disclose if there have been any significant time lapses during this process;

- In more detail, describe the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Tell us whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, disclose the amount of the difference and corresponding reasons for the difference, as applicable;

- Tell us how you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically disclose your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide a comprehensive discussion of your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, disclose the substantive reasons to support this conclusion.

Exhibits
Exhibit 5.1

21.   We note that the legality opinion does not express any opinion concerning law
        other than the laws of the State of Indiana. However, counsel must opine on the
        legality of the securities under the laws of the state in which the registrant is
        incorporated. Please revise.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: By Fax: (202) 585-0904
        Victor L. Cangelosi, Esq.
        Kilpatrick Stockton LLP